           Nuveen Insured New York Tax Free Advantage Municipal Fund 2
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                December 2, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Nuveen Insured New York Tax Free Advantage Municipal Fund 2
     (CIK: 0001218080)
     Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-103077, 811-21302

Ladies and Gentlemen:

     On February 10, 2003, Nuveen Insured New York Tax Free Advantage Municipal Fund 2 (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Insured New York Tax Free Advantage Municipal Fund 2 (accession number 0000950131-03-000513). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Insured New York Tax Free Advantage Municipal Fund 2.

                                      Sincerely,

                                      Nuveen Insured New York Tax Free Advantage
                                      Municipal Fund 2
                                      (Registrant)


                                      By: /s/ Jessica R. Droeger
                                          --------------------------------------
                                          Jessica R. Droeger
                                          Vice President and Secretary